ELITE FLIGHT SOLUTIONS, INC.
                                710 THIRD STREET
                            ROANOKE, VIRGINIA 24061



November 29, 2005

Ms. Linda Cvrkel
Securities and Exchange Commission
450 5th Street NW
Washington, DC  20549

Re:      Elite Flight Solutions, Inc.
         Form 10-K for the year ended June 30, 2004
         File No.: 1-31231

Dear Ms. Cvrkel:

This letter is in response to your letter dated June 21, 2005.

Comment 1:
----------

We note your response to comment 1. In addition to identifying the components of other operating expenses, discuss in future filings the changes in your operating results for the periods being compared to provide a meaningful discussion to the reader of those significant items impacting your results. Tell us, in great detail, and discuss in future filings, the services that were provided to you that are included in professional and consulting fees of $2,235,627. We may have further comment based on your response.

Response:
---------

The breakdown for the professional and consulting fees are as follows:

Accounting Fees: $47,224
Legal and Filing Fees: $298,505
Financial Consulting Fees: $278,951
Loan Fees : $1,563,739
Professional Fees: $26,932
Other Professional Fees: $20,281
Total:  $2,235,627

Comment 2:
----------

We note from your disclose in Note 9 to the financial statements that you anticipate filing a Registration Statement on Form SB-2. Tell us when you plan to file such Registration Statement and whether you or Cornell Capital Partners LP have analyzed whether the filing of that Registration Statement would be consistent with Section 5 of the Securities Act.

Response:
---------

The Company intends to terminate its prior financing arrangement with Cornell Capital Partners LP and negotiate new financing arrangements. Currently, the Company does not know when it may file a registration statement.



Sincerely,

/s/ Bruce Edwards
Bruce Edwards
President